CERTIFICATE OF NOTIFICATION


                                    Filed by

                       SOUTHERN ELECTRIC RAILROAD COMPANY

Pursuant to Order of the Securities and Exchange Commission dated January 13, 1993 (HCAR No. 35-25734) in the matter of File No. 70-7911.

The following information is provided in response to the requirements of the above stated order.

(1) Balance Sheet and Income Statement at December 31, 1995. Reference is made to Exhibit A filed herewith.

(2) Reasonable detail concerning the activities undertaken by Railroad Subsidiary during the applicable six-month period, including commencement of construction of any Rail Line and information concerning such Rail Line, such as its location and the Operating Company and generating facility to be served thereby.

         Southern Electric Railroad Company's Miller Railroad Project

         Phase I construction of the rail line was completed in October, 1994 and the rail line is in service. Filing of the documents to convey the assets to Alabama Power Company is in progress.

         Southern Electric Railroad Company's McIntosh Railroad Project for Savannah Electric and Power Company

         Negotiations with CSX Railroad were completed in 1995. Construction is planned to commence in March 1996 and the project is expected to be complete by January 1997.

         Southern Electric Railroad Company's Turnout Project for Southern Electric Generating Company

         The project was completed in November, 1995 and the line is in service. Documents to transfer the assets to Southern Electric Generating Company are in process.



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                                       -2-




         Southern Electric Generating Company (SEGCO)

         SEGCO transferred operation and maintenance responsibility for its Gaston line (known as SEGCO Railroad) to the Southern Electric Railroad Company (SERCO) effective August 9, 1995. SEGCO granted an easement to SERCO in conjunction with this transfer.

(3) Reference is made to Certificates of Notification previously filed with the Commission dated February 5, 1993 relating to Alabama Power Company; May 18, 1993 relating to Savannah Electric and Power Company; and November 28, 1994 relating to Southern Electric Generating Company.

(4)      No information to report at this time.


Dated             February 15, 1996

                                    SOUTHERN ELECTRIC RAILROAD COMPANY


                                    By  /s/  Wayne Boston
                                            Wayne Boston
`                                       Assistant Secretary


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

                                                                  Exhibit A

                     THE SOUTHERN ELECTRIC RAILROAD COMPANY

                              FINANCIAL STATEMENTS

                                  DECEMBER 1995

       Contents                                                                  Page No.

Income Statement                                                                    1

Balance Sheet                                                                       2

Balance Sheet Details                                                               3

Notes to the Financial Statements                                                   4


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                                                                        4





                       SOUTHERN ELECTRIC RAILROAD COMPANY
                                INCOME STATEMENT
                                DECEMBER 31, 1995




REVENUE

         SERVICES RENDERED                                                                $77,909.16

         TOTAL REVENUE                                                                     77,909.16


EXPENSES

         AMORTIZATION EXPENSE-ORGANIZATION COSTS                                              333.60
         TAXES OTHER THAN INCOME TAX                                                          109.22
         LEGAL EXPENSES                                                                    20,687.16
         SCS FEES AND EXPENSES                                                             38,904.16
         OUTSIDE SERVICES                                                                  14,040.92
         CORPORATE FEES AND EXPENSES                                                        3,834.10
                                                                                          ----------

         TOTAL EXPENSES                                                                    77,909.16

NET INCOME (LOSS)                                                                      $        0.00
                                                                                       =============







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


                       SOUTHERN ELECTRIC RAILROAD COMPANY
                                  BALANCE SHEET
                                 DECEMBER, 1995


                             ASSETS AND OTHER DEBITS


 PROPERTY AND OTHER INVESTMENTS:
         ORGANIZATION-NET                                                               $     862.01
         CONSTRUCTION WORK-IN-PROGRESS-NET                                                      0.00
                                                                                      --------------

         TOTAL PROPERTY AND OTHER INVESTMENTS                                                 862.01

CURRENTS ASSETS:
         CASH                                                                              16,896.25
         ACCOUNTS RECEIVABLE-ASSOC.COMPANIES                                               65,976.87

         TOTAL CURRENT ASSETS                                                              82,873.12

TOTAL ASSETS AND OTHER DEBITS                                                             $83,735.13


                       LIABILITIES AND STOCKHOLDER EQUITY

STOCKHOLDER EQUITY:
         CAPITAL STOCK - 5,000 SHARES at $1                                              $  5,000.00
         RETAINED EARNINGS                                                                      0.00
                                                                                      --------------

         TOTAL STOCKHOLDER EQUITY                                                           5,000.00

CURRENT LIABILITIES:
         ACCOUNT PAYABLE - NON-ASSOC. COMPANIES                                               441.75
         ACCOUNTS PAYABLE - ASSOC. COS.                                                    78,293.38

         TOTAL CURRENT LIABILITIES                                                         78,735.13

TOTAL LIABILITIES AND STOCKHOLDER EQUITY                                                  $83,735.13


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE BALANCE SHEETS.


                       SOUTHERN ELECTRIC RAILROAD COMPANY
                              BALANCE SHEET DETAILS
                                  DECEMBER 1995


                         PROPERTY AND OTHER INVESTMENTS


ORGANIZATION                                                                                       $1,668.21
ACCUMULATED AMORITIZATION                                                                             806.20
     ORGANIZATIONAL COSTS - NET                                                                    $  862.01
                                                                                                   =========


                          CONSTRUCTION-WORK-IN-PROGRESS

CONSTRUCTION-WORK-IN-PROGRESS (CWIP):
         ALABAMA POWER COMPANY                                                                $4,766,938.47
         ALABAMA POWER COMPANY - EASEMENT                                                        381,755.09
         SAVANNAH ELECTRIC AND POWER COMPANY                                                     866,094.85
         SOUTHERN ELECTRIC GENERATING COMPANY                                                  1,043,664.44
                                                                                              -------------
        TOTAL CWIP                                                                             7,058,452.85

LESS: CWIP BILLED
         ALABAMA POWER COMPANY                                                                $5,148,693.56
         SAVANNAH ELECTRIC AND POWER CO.                                                         866,094.85
         SOUTHERN ELECTRIC GENERATING COMPANY                                                  1,043,664.44
                                                                                             --------------
             TOTAL CWIP BILLED                                                                 7,058,452.85

         NET CONSTRUCTION-WORK-IN-PROGRESS                                                $            0 .00
                                                                                          ==================


                                 CURRENT ASSETS

CASH - NATIONSBANK                                                                               $16,896.25
                                                                                                 ==========


                               ACCOUNTS RECEIVABLE

ALABAMA POWER COMPANY                                                                            $ 5,192.90
SAVANNAH ELECTRIC AND POWER COMPANY                                                               29,736.41
SOUTHERN ELECTRIC GENERATING COMPANY                                                              31,047.56
                                                                                                 ----------

              TOTAL ACCOUNTS RECEIVABLE                                                          $65,976.87






                               CURRENT LIABILITIES

SOUTHERN COMPANY SERVICES, INC.                                                                  $74,755.38
ALABAMA POWER COMPANY                                                                              1,203.27
GEORGIA POWER COMPANY                                                                              1,666.40
GULF POWER COMPANY                                                                                   242.00
MISSISSIPPI POWER COMPANY                                                                            214.76
SAVANNAH ELECTRIC & POWER COMPANY                                                                    127.01
SOUTHERN ELECTRIC AND POWER COMPANY                                                                   84.56
                                                                                               ------------
         TOTAL ASSOCIATED COMPANIES                                                               78,293.38

NON-ASSOCIATED COMPANIES                                                                             441.75

         TOTAL CURRENT LIABILITIES                                                               $78,735.13


                       SOUTHERN ELECTRIC RAILROAD COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1995

1.       General

         Description

         Southern Electric Railroad Company (SERC) is a wholly owned subsidiary of The Southern Company (Southern). Southern is registered as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA). Other companies owned by Southern include five operating companies, a system service company, Southern Electric International, Inc., The Southern Development and Investment Group, Inc., Southern Nuclear Operating Company, Southern Electric Bahamas Holdings Ltd., Southern Electric International Holdings, Inc. and Southern Electric Wholesale Generators.

         SERC is currently designing and constructing railroad facilities to be owned by various operating company subsidiaries of Southern. During the construction period, construction work in progress is reflected on the books of the operating company. However, SERC continues to hold title. After construction is completed, SERC will transfer title to the appropriate operating company but hold an easement granting sole authority to operate and maintain the facilities. All services are provided at cost.


2. SERC has authorized capital stock of 100,000 shares of one dollar ($1.00) par value common stock. Southern owns all 5,000 shares currently outstanding.